Exhibit 12.1

LEXINGTON REALTY TRUST

and Consolidated Subsidiaries

($000's)

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	For the six months ended June 30,	For the years ended December 31,
Earnings	2015	2014	2013	2012	2011	2010
Income (loss) before benefit (provision) for income taxes, noncontrolling interests, equity in earnings (losses) of non-consolidated entities, gain on acquisition and discontinued operations	$82,613	$48,325	$(17,687)	$(4,356)	$(23,341)	$(20,308)
Interest expense	44,114	93,297	82,465	81,010	86,995	95,301
Amortization expense - debt cost	2,228	4,006	3,427	3,240	3,596	5,083
Cash received from joint ventures	966	1,381	918	7,498	11,689	4,590
Total	$129,921	$147,009	$69,123	$87,392	$78,939	$84,666

Fixed charges:
Interest expense	$44,114	$93,297	$82,465	$81,010	$86,995	$95,301
Amortization expense - debt cost	2,228	4,006	3,427	3,240	3,596	5,083
Capitalized interest expense	2,930	3,424	2,327	2,916	1,769	760
Preferred stock dividends	3,145	6,290	9,833	20,291	24,507	24,872
Total	$52,417	$107,017	$98,052	$107,457	$116,867	$126,016

Ratio	2.48	1.37	N/A	N/A	N/A	N/A

N/A - Ratio is less than 1.0, deficit of $28,929, $20,065, $37,928 and $41,350 exists at December 31, 2013, 2012, 2011 and 2010, respectively.